September 14, 2004

Via US Mail and Facsimile

Cyril Talbot III
Chief Financial Officer
181 Bay Street
Toronto, Ontario M5J2T7
CANADA


Re:	Mad Catz Interactive
	Form 20-F for the year ended March 31, 2004
	Commission file # 001-14944

Dear Cyril:

We have reviewed the above referenced filing and have the following comments. We have limited our review to the financial statements and related disclosures included within these documents. Understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.

Where expanded or revised disclosure is requested, you may comply with these comments in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation.

We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

* * * * * * * * * * * * * * * * * * * * * * *
Item 3. Key Information
A. Selected Financial Data

B. Selected Consolidated Balance Sheet Information, Page 4
1. We note that you have presented selected consolidated balance sheet data for the three years ended March 31, 2004. Please revise this presentation to present five years in accordance with the requirements of Item 3A of Form 20-F.

2. Revise future filings to eliminate disclosure of the line item entitled "income (loss) before goodwill amortization, discontinued operations and income taxes" from the "US GAAP" disclosures as the presentation of this line item is not in accordance with US GAAP or with Rule 5-03 of Regulation S-X. Also, please revise to disclose the Company`s sales, gross profit and income (loss) from operations for each period presented as determined in accordance with US GAAP. Refer to the requirements of Item 3.A.2. of Form 20-F and Instruction 2 to Item 3.A. of Form 20-F.

3. Please revise future filings to include disclosure of the Company`s balance sheet data on a basis reconciled to US GAAP for each of the periods presented. Your revised disclosures should include at a minimum, your total assets, long-term debt and stockholders` equity for each period presented as determined in accordance with US GAAP. Refer to the guidance outlined in Instruction 2 to Item 3.A. of Form 20-F.

4. We note the presentation of EBITDA, a non-GAAP measure of financial performance in the Company`s Selected Financial Data. Please revise future filings to explain why management believes that disclosure of this non-GAAP measure provides useful information to potential investors regarding the Company`s operating performance. Also, please revise to disclose any additional purposes for which the Company`s management uses this non-GAAP measure. Refer to the guidance outlined in General Instruction C(e) of Form 20-F and Item 10 of Regulation S-K regarding the use of non-GAAP financial measures in Commission filings.


Item 5. Operating and Financial Review and Prospects
B. Critical Accounting Policies

Allowance for Volume Rebates, Page 27
5. Please expand your disclosure related to your policy on allowances for volume based rebates to address the types of programs offered and when in the sales cycle these allowances are recorded. Note 2 to your financial statements should be similarly revised.

New Accounting Standards, the Impact of Recent Canadian Accounting
Pronouncements
Stock-Based Compensation, Page 28
6. Please expand your disclosure of the financial statement impact of the adoption of Section 3870 of the CICA Handbook to indicate the dollar value of the reduction to net income and increase in accumulated deficit for each of the years presented in your financial statements as it appears this is a known value as of the date of issuance of your financial statements. This disclosure should be similarly revised throughout the filing.


C. Operating Results

Fiscal Year Ended March 31, 2004 Compared to March 31, 2003 Depreciation and Amortization, Page 31
7. Please revise your discussion of the increase in depreciation and amortization of $600,000, or 50%, to include an explanation of this change. It is unclear why this expense increased as capital assets and intangible assets increased only $868,000 since March 31, 2003.


D. Liquidity and Capital Resources

Congress Credit Facility, Page 33
8. We noted that the Congress credit facility was renewed through September 25, 2004 on September 25, 2003. We also note that this amount is properly included in current liabilities as of March 31, 2003, and that this facility was again renewed through September 25, 2005 on July 27, 2004. Please revise your disclosure of liquidity and capital resources to include a discussion of the likelihood of another renewal and the options and financial consequences if Congress does not renew this credit facility.


Item 11. Quantitative and Qualitative Disclosures About Market Risk

9. Your current disclosures regarding your exposure to interest rate and foreign exchange rate risk do not comply with the requirements of
Item 11(a)(1) of Form 20-F. Please revise future filings to present your disclosures regarding your exposure to interest rate and foreign exchange rate risk so that they are presented in one of the suggested formats outlined in Item 11(a)(1) of Form 20-F.


Item 12. Defaults, Dividend Arrearages, and Delinquencies, Page 59

10. We note the disclosure on page 59 that you do not have any defaults, dividend arrearages, or delinquencies that have not been waived. Please add to this disclosure a discussion of those that have been waived and indicate the period for which the waiver has been obtained.. Your risk factors and liquidity and capital resources discussion should be similarly revised, and should also include a discussion of the financial impacts if waivers are not received in the future.


Item 17. Financial Statements, General

11. Pursuant to Item 8 (1) (C) of the Form 20-F, please revise future filings to include an audited Statement of Shareholder`s Equity for each period presented. Alternatively, include an analysis of changes in each caption of stockholder`s equity in an audited note to your financial statements in accordance with Item 8(A)(1)(f) of Form 20-F.




Note 2 - Summary of Significant Accounting Policies

Revenue Recognition, Page F-6
12. We note from your critical accounting policy disclosure for your allowance for price protection (page 27) that you do not maintain estimated allowances that take into account the pricing strategies of competitors; these are only booked when market conditions indicate an allowance is necessary. However, from your disclosure within Note 2 on page F-6, you seem to indicate your policy is to estimate the allowance necessary and book at the time of shipment. Please supplementally clarify this discrepancy and revise as necessary.

13. We note the disclosure indicating that revenues from sales to authorized resellers are subject to terms allowing price protection and certain rights of return. We further note that allowances for estimated future returns and price protection are provided for upon shipment. Given the possibility for future returns and potential adjustments to the sales prices for products sold to resellers, please explain why you believe your revenue recognition practices with respect to such arrangements are appropriate under US GAAP, or more specifically under SFAS No.48, SAB Topic 13:A.1. and SOP 97-2. As part of your response, please provide us with an analysis of the annual returns and price protection allowances granted to your customers during the three fiscal years presented in the financial statements. Alternatively, revise to discuss and quantify this difference in accounting between Canadian and US GAAP in Note 14 to your financial statements.


Note 3- Discontinued Operations

14. Please tell us in further detail the nature and specific timing of the changes in facts and circumstances that resulted in "revaluing fiscal 2001 provisions for expected future liabilities associated with the GTI and ZapYou.com businesses". As part of your response, explain the significant assumptions used to estimate or determine the liabilities initially established and explain what changes in circumstances resulted in the revaluation adjustments made in fiscal 2002.


Note 6 - Intangible Assets

15. Please tell us and explain in the notes to your financial statements in future filings how you determined the amounts assigned to the various categories of intangible assets acquired during 2003 and the related useful lives being used to amortize the various categories of intangible assets to expense. As part of your response, please explain what factors were considered in determining the amounts allocated to each category of intangible assets acquired and the related periods selected for amortization of each category of intangible assets to expense.


Note 10 - Income Taxes, Page F-15-17

16. We note that you include in your deferred tax asset inventory a large amount of tax loss carryforwards. We also not that you have included the expiration table on page F-17 of non-capital tax losses and the non-capital tax losses of your Canadian subsidiary. From these tables, it is unclear how the amounts presented in your supporting tables and in your inventory relate to each other. Please supplementally clarify this disclosure. Also, please clarify the components of your valuation allowance and explain in further detail why you believe deferred tax valuation allowances are required for a portion of your deferred tax assets at March 31, 2004 and 2003. We may have further comment on your response.


Note 14 - Canadian and United States Accounting Policy Differences,
Page F-20

17. We note that your income statement presentation does not comply with Rule 5-03 of Regulation S-X in that interest income and expense, other income, and foreign exchange gains and losses are all included in operating income. We also note that, although an explanatory note has been provided for the placement difference in goodwill charges, none has been provided for these differences. Please revise your presentation to include explanatory notes for all presentation differences between your presentation and the presentation required by under generally accepted accounting principles.


Supplemental Schedules

General
18. We note you have identified several different types of allowances as critical accounting policies. For these items and any others you believe to be significant, please revise your Form 20-F to provide
Schedule II: Valuation and Qualifying Accounts rollforwards for all the income statement periods presented. Refer to the guidance in Rule 5-04 and 12-09 of Regulation S-X.



* * * * * * * * * * * * * * * * * * * * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please file your response to our comments via EDGAR within ten business days from the date of this letter. Please understand that we may have additional comments after reviewing your response. You may contact Amy McGann at 202-942-2885 or Linda Cvrkel at 202-942-1936 if you have questions or me at 202-942-1850 with any concerns as I supervised the review of your filing.

								Sincerely,



								Max A. Webb
								Assistant Director

Mad Catz Interactive, Inc.
September 14, 2004
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